Management's Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. In addition, these statements include, but are not limited to: the proposed Transaction (defined below), including the terms of the Transaction, anticipated completion of the Transaction, the receipt of required approvals, and the satisfaction of closing conditions; the future price of commodities; the estimation of Mineral Resource and Mineral Reserve Estimates; the realization of Mineral Resource and Mineral Reserve Estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; future financings, the Company’s share price and on the timing and completion of exploration programs, the productivity and timing of mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company’s environmental, social, and corporate governance strategy.
Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation: the Company’s expectations of future performance, including gold and silver production and planned work programs; present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; Mineral Resource and Mineral Reserve Estimates, and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuating prices and availability of commodities; price inflation of goods and services; the timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company’s share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of Mineral Resource and Reserve estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly Mexican peso ("MXN"), Canadian dollar ("CAD"), and United States dollar("USD")); risks associated with taxation in multiple jurisdictions; uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company’s expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims, and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.
The Company’s forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions,

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.
Qualified Person
Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a Qualified Person for the purpose of NI 43-101.

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand SilverCrest Metals Inc. (“SilverCrest”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the three and nine months ended September 30, 2024, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and nine months ended September 30, 2024.
This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2023 (the “2023 Annual Financial Statements”), related annual MD&A, Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.silvercrestmetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (for avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), AgEq (silver equivalent), oz (ounces), koz (kilo-ounces), gpt (grams per tonne), kt (kilotonne), km (kilometres), tpd (tonnes per day) and VAT (value added tax).
The AgEq ratio used in this MD&A is based on the gold to silver ratio of 79.51:1 from the technical report titled “Las Chispas Operation Technical Report” dated September 5, 2023 with an effective date of July 19, 2023 (the “2023 Technical Report”).
The effective date of this MD&A is November 12, 2024.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Las Chispas mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Non-GAAP Financial Measures” for a detailed description, and a reconciliation to the most comparable GAAP measure, of the following measures used in this MD&A:
•Average realized gold and silver price
•Adjusted earnings & adjusted earnings per share
•Sustaining and non-sustaining capital expenditures
•Free cash flow & free cash flow per share (basic)
•Working capital
•Operating Margin
•Operating cash flow before change in working capital & Operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Treasury assets
•Cash costs
•All-in sustaining costs ("AISC")

2. Description of Business
SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC. The Company's principal focus is operating its Las Chispas silver and gold operation ("Las Chispas" or the "Las Chispas Operation" or the "Las Chispas Mine"). SilverCrest has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: SIL) and on the NYSE-American (Symbol: SILV).

SILVERCREST METALS INC.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

3. Coeur Mining Inc. Transaction
On October 3, 2024, the Company and Coeur Mining, Inc. ("Coeur") entered into a definitive agreement whereby Coeur will acquire all of the issued and outstanding shares of SilverCrest pursuant to a plan of arrangement (the "Transaction").The Transaction is subject to certain regulatory approvals and other closing conditions. Please refer to the "14. Subsequent Events" section of the MD&A.

SILVERCREST METALS INC.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

4. Highlights
The following highlights refer to adjusted earnings, free cash flow, cash costs, AISC, operating cash flow before changes in working capital, operating margin, and treasury assets which are described in more detail in section "9. Non-GAAP Financial Measures" of this MD&A.
Q3 2024
•Recovered 14,928 ounces Au and 1.4 million oz Ag, or 2.6 million oz AgEq.
•Sold 15,204 oz Au and 1.5 million oz Ag (2.7 million oz AgEq) at average realized prices of $2,472 per oz Au and $29.48 per oz Ag. Total sales of 7.9 million oz AgEq for the nine months ended September 30, 2024 (“YTD”) positions the Company to meet or exceed the top end of 2024 sales guidance 10.0 million to 10.3 million oz AgEq.
•Record quarterly revenue of $80.4 million which exceeded Q2 2024 revenue of $72.7 million.
•Record mine operating earnings of $47.0 million representing a 59% operating margin, exceeded the $41.5 million and 57% operating margin achieved in Q2 2024.
•Adjusted earnings of $26.3 million, or $0.18 per share, which is largely consistent with the $24.9 million, or $0.17 per share in Q2 2024. Adjustments were largely related to deferred taxes, unrealized losses on derivative currency contracts, and transaction and integration costs.
•Net earnings were $9.5 million, or $0.06 earnings per share, compared to $6.5 million, or $0.04 earnings per share, in Q2 2024.
•Cash costs of $8.85 per oz AgEq in Q3 2024 decreased from $8.87 in Q2 largely due to increased sales volume. Cash costs of $8.28 per oz AgEq YTD were below 2024 guidance of $9.25 to $9.75 per oz AgEq.
•All-in sustaining costs (“AISC”) of $13.72 per oz AgEq decreased from Q2 2024, due largely to planned lower sustaining capital expenditures. AISC of $14.50 per oz AgEq YTD is below the low end of guidance of $14.90 to $15.75 per oz AgEq.
•Mining rates increased to 1,350 tonnes per day (“tpd”), a 23% increase from Q2 2024, benefiting from the ongoing engagement of two mining contractors at site throughout the quarter.
•Average daily mill throughput increased to 1,324 tpd due to capacity testing performed in the quarter. With testing complete in August, throughput has returned to the range of 1,200 tonnes per day for the remainder of the year.
•Operating cash flow of $44.2 million, or $0.30 per share, increased from $39.6 million, or $0.27 per share, in Q2 2024 largely from higher metal prices. Operating cash flow before changes in working capital in the quarter was $37.8 million or $0.25 per share. Both figures are net of the payment of taxes and duties, which totaled $12.1 million.
•Free cash flow generation of $36.2 million, or $0.24 per share, for the quarter increased by $11.9 million from $24.3 million, or $0.16 per share, in Q2 2024.
•Ended the quarter with total treasury assets of $158.2 million ($120.9 million cash and $37.4 million in bullion), an increase of 29% from $122.3 million at the end of Q2 2024. Gold and silver continued to be the best performing currencies in our treasury assets with a mark to market increase of $3.0 million in the quarter.

5. Environmental, Social, and Governance ("ESG")
In Q3 2024, SilverCrest completed the latest phase of the reconstruction of the local sewage system in Arizpe with a total of 700 meters of new pipe installed. Work on other water related infrastructure projects in communities local to Las Chispas was paused, as planned, during the quarter due to seasonable rain and has since resumed.
During the quarter, the Company released its second annual ESG Report. The 2023 ESG Report offered further insight into SilverCrest’s continued commitment to working with stakeholders to identify areas where contribution and Company lead initiatives can make the most meaningful impact.
Efforts to integrate renewable solar power at Las Chispas are progressing. With the permitting process underway SilverCrest expects to transition to using solar power in Q1 2025.

SILVERCREST METALS INC.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

6. Operating Performance
The following operating performance refers to adjusted earnings, adjusted earnings per share (basic), operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, AISC, and treasury assets which are described in more detail in section "9. Non-GAAP Financial Measures" of this MD&A:

		Three months ended September 30,		Nine months ended September 30,
OPERATIONAL	Unit	2024	2023	2024	2023
Ore mined	tonnes	124,229	83,800	309,985	222,300
Underground development	km	4.4	3.3	13.3	9.6
Ore milled(1)	tonnes	121,775	114,500	325,793	326,900
Average daily mill throughput	tpd	1,324	1,245	1,193	1,197

Gold
Average grade	gpt	3.87	4.35	4.35	4.42
Recovery	%	98.5%	98.3%	98.5%	98.1%
Recovered	oz	14,928	15,700	44,950	45,600
Sold	oz	15,204	14,500	44,704	42,100

Silver
Average grade	gpt	366	413	416	427
Recovery	%	98.3%	98.1%	98.2%	96.1%
Recovered	million oz	1.41	1.49	4.28	4.31
Sold	million oz	1.45	1.53	4.30	4.34

Silver equivalent
Average grade	gpt	674	759	762	778
Recovery	%	98.4%	98.2%	98.4%	97.0%
Recovered	million oz	2.60	2.74	7.85	7.93
Sold	million oz	2.66	2.68	7.85	7.69

		Three months ended September 30,		Nine months ended September 30,
FINANCIAL	Unit	2024	2023	2024	2023
Revenue	$ millions	$80.4	$63.8	$216.8	$183.8
Cost of sales	$ millions	$(33.3)	$(26.4)	$(90.8)	$(72.5)
Mine operating earnings	$ millions	$47.0	$37.5	$126.0	$111.4
Earnings for the period	$ millions	$9.5	$29.9	$49.9	$80.8
Earnings per share (basic)	$/share	$0.06	$0.20	$0.34	$0.55
Adjusted earnings for the period	$ millions	$26.3	$28.5	$88.9	$82.8
Adjusted earnings per share (basic)	$ millions	$0.18	$0.19	$0.60	$0.56
Operating cash flow	$ millions	$44.2	$43.8	$82.6	$122.2
Operating cash flow per share (basic)	$/share	$0.30	$0.30	$0.56	$0.83
Free cash flow	$ millions	$36.2	$34.0	$49.2	$97.0
Free cash flow per share (basic)	$/share	$0.24	$0.23	$0.33	$0.66
Cash costs(2)	$/oz AgEq	$8.85	$7.47	$8.28	$7.43
AISC(2)	$/oz AgEq	$13.72	$12.23	$14.50	$11.94
				September 30, 2024	December 31, 2023
Cash and cash equivalents	$ millions			$120.9	$86.0
Bullion	$ millions			$37.4	$19.2
Treasury assets	$ millions			$158.2	$105.2
(1)Ore milled includes material from stockpiles and ore mined.

SILVERCREST METALS INC.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
(2)Q3 2023 and YTD 2023 figures have been recast to align with the presentation of the current period. For the three and nine months ended September 30, 2024, cash costs increased by $2.5 million and $4.7 million, respectively, from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.
Mine
In Q3 2024 the Company mined 124,229 tonnes from the underground, which was 48% higher than the 83,800 tonnes mined in Q3 2023. The Company also completed 4.4 km of horizontal and vertical underground development in Q3 2024 compared to 3.3 km in Q3 2023.
YTD 2024 the Company mined 309,985 tonnes from the underground, which was 39% higher than the 222,300 tonnes mined in the comparable period in 2023. The Company completed 13.3 km of horizontal and vertical underground development in YTD 2024 compared to 9.6 km in the comparable 2023 period.
Mining rates benefited from the simultaneous work of two contractors on-site, a strategy the Company plans to maintain through Q1 2025 to mitigate single-asset risk and enhance operational flexibility.
Plant
In Q3 2024 the mill processed 121,775 tonnes at 97.0% availability, above 114,500 tonnes at 90.7% availability in Q3 2023. Q3 2024, average processed grades of 3.87 gpt Au and 366 gpt Ag, or 674 gpt AgEq, decreased from Q3 2023 processed grades of 4.35 gpt Au and 413 gpt Ag, or 759 gpt AgEq to balance increased throughput while maintaining consistent recovered ounces. Average process recoveries in the quarter of 98.5% Au and 98.3% Ag, or 98.4% AgEq, were improved from the 98.3% Au and 98.1% Ag, or 98.2% AgEq achieved in the comparable period.
YTD 2024 the mill processed 325,793 tonnes at 93.0% availability compared to 326,900 tonnes at 91.0% availability in the comparable 2023 period. YTD 2024 average processed grades of 4.35 gpt Au and 416 gpt Ag, or 762 gpt AgEq were largely comparable to grades of 4.42 gpt Au and 427 gpt Ag, or 778 gpt AgEq in the same period in 2023. Average process recoveries in YTD 2024 of 98.5% Au and 98.2% Ag, or 98.4% AgEq, were improved from the recoveries of 98.1% Au and 96.1% Ag, or 97.0% AgEq achieved in the comparable 2023 period.
Production
In Q3 2024, the Company produced 2.60 million oz AgEq, compared to 2.74 million oz AgEq produced in the comparable period. This marginal decline in production resulted from slightly lower processed grades in the quarter.
YTD 2024 the Company produced 7.85 million oz AgEq, consistent with the 7.93 million oz AgEq produced in the comparable 2023 period.
Sustaining Capital
In Q3 2024, the Company spent $7.9 million on sustaining capital, a decrease from the $9.8 million spent in Q3 2023, which is primarily attributed to lower planned sustaining capital expenditures.
YTD 2024 the Company spent $33.4 million on sustaining capital, an increase from the $25.1 million spent in YTD 2023. The increased sustaining capital resulted from an increase in underground mine development and the timing of some capital spending.

SILVERCREST METALS INC.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Cash Costs and AISC
In Q3 2024 cash costs averaged $8.85 per oz AgEq, increasing from $7.47 per oz in Q3 2023. YTD 2024, cash costs averaged $8.28 per oz AgEq, increasing from $7.43 per oz AgEq in the comparable 2023 period, but below the Company's 2024 cash cost guidance.
In Q3 2024 AISC averaged $13.72 per oz AgEq, increasing from $12.23 per oz AgEq in Q3 2023. YTD 2024 AISC averaged $14.50 per oz AgEq, increasing from $11.94 per oz AgEq in the comparable 2023 period, but below the Company's 2024 AISC guidance.
The increase in cash costs and AISC for both periods is directly related to higher mining costs due to the continued ramp up of mining and development rates. Further contributing to the increased AISC was higher G&A expenses primarily related to share-based compensation as a result of strong share price performance and higher YTD sustaining capital.
Exploration
The Company continued drilling activities at Las Chispas to support mineral resource growth with approximately 12,500 metres completed between conversion drilling (60%) and near mine targets (40%). In addition, efforts continued with regional field-based evaluation of greenfield targets.
In Q3 2024, the program expenditures decreased to $2.5 million from $3.3 million in Q3 2023.YTD 2024, program expenditures increased to $11.5 million, up from $8.9 million in YTD 2023, which put the Company in line to finish the year at the top end of the 2024 guidance range of $12 million to $14 million.

SILVERCREST METALS INC.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

7. Financial Performance
Net earnings
During the three and nine months ended September 30, 2024, net earnings were $9.5 million and $49.9 million, respectively, compared to net earnings of $29.9 million and $80.8 million for the three and nine months ended September 30, 2023. Net earnings in Q3 2024 decreased primarily due to a high effective tax rate which was impacted by the depreciation of the Mexican peso, which impacted Mexican tax attributes, increasing the deferred tax expense. Current taxes were higher in Q3 2024 than the prior year as a result of the utilization of all Mexican tax loss carryforwards in 2023 following strong operating performance since commercial production was achieved in Q4 2022.
The table below summarizes the differences in net earnings for the three and nine months ended September 30, 2024, compared to the corresponding periods in 2023:

	Three months	Nine months	Note
Net earnings, period ended September 30, 2023	$29,936	$80,803
Increased revenue	16,543	32,948	1
Increased production costs and government royalties	(3,510)	(7,921)
Increased depreciation	(3,460)	(10,388)
Increased cost of sales	$(6,970)	$(18,309)	2
Increased mine operating earnings	$9,573	$14,639
Increased income tax expense	(24,498)	(43,819)	3
Increased general and administrative expenses	(2,077)	(5,795)	4
Increased transaction and integration costs	(3,435)	(3,435)	5
Decreased other income	(2,232)	(2,257)	6
(Increased foreign exchange losses) decreased losses	(1,695)	3,442	7
Decreased interest and finance expense	3,201	4,617
Other	735	1,671
Net earnings, period ended September 30, 2024	$9,508	$49,866
1)Revenue
In Q3 2024 the Company sold 15,204 ounces of gold and 1.5 million ounces of silver at average realized prices of $2,472 per ounce of gold and $29.48 per ounces of silver, generating record revenue of $80.4 million. In Q3 2023, the Company sold 14,500 ounces of gold and 1.5 million ounces of silver at average realized prices of $1,931 per ounce of gold and $23.41 per ounce of silver, generating revenue of $63.8 million.
YTD 2024 the Company sold 44,704 ounces of gold and 4.3 million ounces of silver at average realized prices of $2,258 per ounce of gold and $26.94 per ounce of silver, generating revenue of $216.8 million. In the comparable 2023 period, the Company sold 42,100 ounces of gold and 4.3 million ounces of silver at average realized prices of $1,933 per ounce of gold and $23.60 per ounce of silver, generating revenue of $183.8 million.
The increase for the quarter and year-to-date periods was driven by higher gold and silver prices and higher quantities of gold sold.

	Realized Metal Prices ($ per oz)				Quantities of Metal Sold (oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023	2024	2023	2024	2023
Gold	$2,472	$1,931	$2,258	$1,933	15,204	14,500	44,704	42,100
Silver	$29.48	$23.41	$26.94	$23.60	1,451,493	1,530,000	4,299,493	4,341,000
2)Cost of sales
In Q3 2024 cost of sales of $33.3 million was $7.0 million higher than $26.4 million in Q3 2023, which was largely due to a $3.4 million increase in production costs and $3.5 million increase in depreciation. YTD 2024 cost of sales of $90.8 million was $18.3 million higher than $72.5 million in the comparable 2023 period, which was due to a $7.9 million increase in production costs and $10.4 million increase in depreciation.

SILVERCREST METALS INC.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
In the quarter and year-to-date periods, the increase in production costs was due to higher tonnage and development as a result of ramp up efforts at site, including the continued use of two contractors through the quarter. The increased depreciation was due to increased sustaining capital invested in mine development and increased sales.
3)Income Tax Expense
In Q3 2024 income tax expense was $25.8 million, which was $24.5 million higher than the $1.3 million recognized during Q3 2023. YTD 2024 income tax expense was $53.7 million, or $43.8 million greater than the $9.9 million recognized during the comparable 2023 period.
In the quarter and year-to-date periods, the increased income tax expense was largely due to increased current tax expense from the utilization of all Mexican tax loss carryforwards in 2023 following strong operating performance, and increased deferred tax expense from the decline in the value of the Mexican peso following the Mexican general election, which reduced the Company's foreign denominated tax attributes.
4)General and administrative ("G&A") expenses
In Q3 2024 G&A expenses amounted to $4.9 million, an increase of $2.1 million compared to the $2.8 million recorded in Q3 2023. YTD 2024 G&A expenses totaled $15.0 million, an increase of $5.8 million from the $9.2 million recorded in the comparable 2023 period.
In both the quarterly and year-to-date periods, the rise in G&A expenses was primarily driven by higher share-based compensation, influenced by share price performance, and increased professional fees, mainly for legal and tax services.
5)Transaction and integration costs
In Q3 2024 and YTD 2024 transaction and integration costs amounted to $3.4 million with no amounts recorded in the comparative 2023 periods. These costs were related to legal, tax and consulting expenses incurred in connection with business development activities in the quarter, primarily related to the Coeur Transaction. Please refer to the "Coeur Mining Inc. Transaction" and "Subsequent Events" sections of the MD&A.
6)Other income
The Company recorded other expenses of $2.2 million in Q3 2024 as a result of $5.3 million in derivative losses, which were partially offset by $3.0 million in gains on bullion holdings. YTD 2024, other expenses totaled $2.3 million, comprised of $9.2 million in derivative losses offset by $6.9 million in gains on bullion holdings. The derivative losses in both periods were largely driven by losses on foreign currency contracts impacted by the decline in the Mexican peso.
The Company recorded a $0.1 million and $0.3 million loss on bullion holdings in Q3 and YTD 2023, respectively. The Company had not yet entered into foreign currency contracts at that time.
7)Foreign Exchange Losses
The Company determined the functional currency of its parent entity to be the Canadian Dollar ("CAD") until July 1, 2023, at which point the parent entity's functional currency changed to be USD.
In H1 2023, the Company experienced significant foreign exchange losses due to translating foreign currency balances in the parent entity to CAD (functional currency) and then to USD (presentation currency). Under IFRS Accounting Standards, differences due to the translation to the functional currency are recorded in the income statement, while differences due to the translation back to the presentation currency are recorded in the currency translation reserve on the balance sheet. There were no further foreign exchange gains or losses from functional currency translation following the change to the parent entity's functional currency to USD.
The Company recognized foreign exchange losses of $2.1 million in Q3 2024, an increase of $1.7 million compared to the $0.4 million loss reported in Q3 2023. This loss was primarily driven by the impact of the decline in the Mexican peso on the Company's VAT and cash balances.
YTD 2024, the Company recorded foreign exchange losses of $4.4 million, a decrease of $3.4 million from the $7.9 million expense recognized in the comparable 2023 period. The losses in 2024 were primarily driven by foreign exchange fluctuations affecting VAT and cash balances from a decline in the value of the Mexican peso. However, the reduction in foreign exchange losses was largely attributed to the absence of translation losses in 2024, when the

SILVERCREST METALS INC.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Company's functional currency was USD. In contrast, during the first half of 2023, the Company's functional currency was CAD, contributing to higher foreign exchange losses,.
Statement of Cash Flows
1)Operating activities
Cash flows provided by operations in Q3 2024 totaled $44.2 million, remaining relatively consistent with the $43.8 million generated in Q3 2023. This stability reflects an increase in revenue of $16.5 million, driven by higher metal prices, which was largely offset by $12.1 million income tax installment payments and higher production costs. No tax installments were required in 2023, as it marked the first full year of commercial production at Las Chispas.
Cash flows generated by operations YTD 2024 totaled $82.6 million, compared to $122.2 million in the comparable 2023 period. This difference was driven primarily by YTD 2024 income tax payments of $52.7 million which included 2023 full-year tax payments and 2024 installments, with minimal payments and no installments required in the comparable year period.
2)Investing activities
Investing activities utilized $21.8 million of cash in Q3 2024, a $2.5 million increase from $19.3 million utilized in Q3 2023. This increase was due to a $4.1 million increase in bullion purchases and $1.0 million paid for derivative settlements, partially offset by a $2.6 million decrease in payments for mineral property, plant and equipment due to the timing of capital projects.
YTD 2024 investing activities utilized $57.4 million of cash, an $11.4 million increase compared to the $45.9 million utilized in the comparable 2023 period. This was primarily due to a $10.9 million increased in payments for mineral properties, plant and equipment and $1.6 million increase in derivative settlements, offset partially by a $0.8 million reduction in bullion purchases. The increased payments for mineral properties, plant and equipment were a result of higher capital project spending resulting from the Company's focus on ramping up the underground mine.
3)Financing activities
Financing activities generated $0.9 million of cash in Q3 2024, compared to $7.1 million in outflows in Q3 2023. The difference is primarily due to $7.1 million in share repurchases during the comparable 2023 period, with no such repurchases in the current period.
YTD 2024 financing activities generated $10.6 million of cash from the exercise of options, compared to $57.0 million in outflows during the comparable 2023 period. This change is mainly attributed to the $50.0 million repayment of the Term Facility and $7.1 million in share repurchases in the prior year comparable period, neither of which occurred in the current period. The Company's Normal Course Issuer Bid ("NCIB") program expired on August 14, 2024.

8. Liquidity and Capital Position

Liquidity and Capital Measures	Sep 30, 2024	Dec 31, 2023	Change
Cash and cash equivalents	$120,864	$85,964	$34,900
Bullion	$37,374	$19,191	$18,183
Treasury assets(1)	$158,238	$105,155	$53,083
Working capital(2)	$190,352	$126,760	$63,592
(1)Treasury assets is a non-GAAP measure. Please refer to "9. Non-GAAP Financial Measures" section of the MD&A.
(2)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "9. Non-GAAP Financial Measures" section of the MD&A.
During the quarter ended September 30, 2024, the Company's working capital increased by $22.3 million, inclusive of a $35.9 million increase in treasury assets. The working capital increase was mainly due to the increase in treasury assets,

SILVERCREST METALS INC.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
build-up of inventories and trade and other receivables, partially offset by a decrease in deferred tax assets, and increased accounts payable and accrued liabilities and tax liabilities.
Management believes the Company has sufficient financial resources, including access to the undrawn $70 million revolving facility (the "Revolving Facility"), to cover its business for a period greater than 12 months, including capital expenditures, and meeting working capital requirements.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
The impact of inflation on the Company’s financial position, operating performance, or cash flows over the next 12 months cannot be determined with any degree of certainty due to a number of factors outside of the Company’s control. The Company attempts to mitigate inflationary risks through various strategies including, but not limited to, continuous balance sheet management in which the Company invests in bullion in an attempt to generate a rate of return. As of September 30, 2024, the Company held bullion with a fair value of $37.4 million, (comprised of 3,981 gold ounces and 865,779 silver ounces). The cost basis of the bullion held as of September 30, 2024 was $29.7 million. The Company has strategically diversified its treasury assets into bullion to mitigate the effects of inflation on its cash reserves.
Outstanding Share and Option Amounts
As at September 30, 2024, the Company had approximately 2.9 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $7.13 to CAD $12.63 and a weighted average life of 2.4 years. Approximately 1.6 million of the stock options were vested and exercisable at September 30, 2024, with an average weighted exercise price of CAD $10.02 per share.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at November 12, 2024
Common Shares	148,656,601
Options(1)	2,897,503
151,554,104
(1)Each option is convertible or exchangeable into one common share of the Company.

9. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold and silver price
Average realized gold and silver price per ounce is calculated by dividing the Company’s gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. The following table reconciles revenue and metal sold during the period with average realized prices:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gold revenue	$37,580	$28,005	$100,935	$81,361
Gold ounces sold during the period	15,204	14,500	44,704	42,100
Average realized gold price (per oz sold)	$2,472	$1,931	$2,258	$1,933

Silver revenue	$42,791	$35,823	$115,823	$102,449
Silver ounces sold during the period	1,451,493	1,530,000	4,299,493	4,341,000
Average realized silver price (per oz sold)	$29.48	$23.41	$26.94	$23.60

SILVERCREST METALS INC.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Payments for mineral properties, plant and equipment	$10,449	$13,081	$44,797	$33,930
Payments for equipment leases	37	11	84	82
Total capital expenditures	10,486	13,092	44,881	34,012
Less: Non-sustaining capital expenditures	(2,543)	(3,256)	(11,455)	(8,892)
Sustaining capital expenditures	$7,943	$9,836	$33,426	$25,120
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating cash flow (1)	$44,166	$43,801	$82,618	$122,165
Less: sustaining capital expenditures	(7,943)	(9,836)	(33,426)	(25,120)
Free cash flow	$36,223	$33,965	$49,192	$97,045
Free cash flow per share (basic)	$0.24	$0.23	$0.33	$0.66
Weighted average shares outstanding (basic)	148,585	146,776	147,759	147,067
(1)For the three and nine months ended September 30, 2023, operating cash flow has been adjusted to include $0.1 million and $1.7 million, respectively, in interest paid and $0.7 million and $2.8 million, respectively, in interest received which was previously presented in financing and investing activities, respectively.
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses working capital as a measure of the Company’s operational efficiency and short-term financial health.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	$80,371	$63,828	$216,758	$183,810
Mine operating earnings	47,033	37,460	125,998	111,359
Operating margin	59%	59%	58%	61%

SILVERCREST METALS INC.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating cash flow (1)	$44,166	$43,801	$82,618	$122,165
Less: change in working capital	(6,394)	(4,268)	4,539	(4,106)
Operating cash flow before change in working capital	$37,772	$39,533	$87,157	$118,059
Operating cash flow per share (basic)	$0.30	$0.30	$0.56	$0.83
Operating cash flow before change in working capital per share (basic)	$0.25	$0.27	$0.59	$0.80
Weighted average shares outstanding (basic)	148,585	146,776	147,759	147,067
(1)For the three and nine months ended September 30, 2023, operating cash flow has been adjusted to include $0.1 million and $1.7 million, respectively, in interest paid and $0.7 million and $2.8 million, respectively, in interest received which was previously presented in financing and investing activities, respectively.
Treasury assets
SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. Management believes that treasury assets provide a useful measure of the Company's most liquid assets that can be used to settle short-term obligations or provide liquidity. Treasury assets are calculated as follows:

	Sep 30, 2024	Dec 31, 2023
Cash and cash equivalents	$120,864	$85,964
Bullion	37,374	19,191
Treasury assets	$158,238	$105,155
Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.

SILVERCREST METALS INC.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Production costs	$23,153	$19,728	$64,036	$56,168
Government royalties	404	319	980	927
Total cash costs (1)	23,557	20,047	65,016	57,095
General and administrative expenses	4,885	2,808	15,017	9,222
Reclamation accretion expense	126	132	402	355
Sustaining capital expenditures	7,943	9,836	33,426	25,120
Total AISC	$36,511	$32,823	$113,861	$91,792
Silver equivalent ounces sold (koz)	2,660	2,683	7,854	7,688
Cash costs (per AgEq sold)(1)	$8.85	$7.47	$8.28	$7.43
AISC (per AgEq sold)(1)	$13.72	$12.23	$14.50	$11.94
(1)2023 Figures have been recast to align with the presentation of the current period. For the three and nine months ended September 30, 2023, cash costs increased by $2.5 million and $4.7 million, respectively, from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended September 30,		Nine months ended September 30,		Three months ended June 30,
	2024	2023	2024	2023	2024
Net earnings	$9,508	$29,936	$49,866	$80,803	$6,494
Increase (decrease) due to:
Transaction and integration costs	3,435	—	3,435	—	—
Unrealized losses on foreign currency derivative contracts	4,218	—	7,732	—	4,062
Mineral properties, plant and equipment gains	—	—	(20)	—	(20)
Current tax effect from adjusting items	(380)	—	(380)	—
Deferred tax (recovery) expense	9,503	(1,389)	28,306	1,998	14,335
Adjusted earnings	26,284	28,547	88,939	82,801	24,871
Weighted average shares outstanding (in 000's) Basic	148,585	146,776	147,759	147,067	147,728
Adjusted basic earnings per share	$0.18	$0.19	$0.60	$0.56	$0.17

SILVERCREST METALS INC.	17

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

10. Review of Quarterly Results
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Company's earnings being impacted by foreign exchange gains and losses on foreign denominated cash and cash equivalents and VAT receivables, in addition to a high effective tax rate for both Q2 and Q3 2024.

	Quarter Ended
	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Revenue	$80,371	$72,741	$63,646	$61,320
Mine operating earnings	$47,033	$41,488	$37,477	$36,947
Earnings for the period	$9,508	$6,494	$33,864	$35,917
Earnings per common share - basic	$0.06	$0.04	$0.23	$0.24
Earnings per common share - diluted	$0.06	$0.04	$0.23	$0.24

	Quarter Ended
	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Revenue	$63,828	$61,999	$57,983	$40,791
Mine operating earnings	$37,460	$38,293	$35,606	$26,496
Earnings for the period	$29,936	$23,702	$27,165	$5,231
Earnings per common share - basic	$0.20	$0.16	$0.18	$0.03
Earnings per common share - diluted	$0.20	$0.16	$0.18	$0.04

11. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2024.

12. Risks and Uncertainties
The Company is exposed to many risks in conducting its business such as, including but not limited to: financial instrument risks being: liquidity risk, price risk, credit risk, currency risk, and interest rate risk. Other risks include mineral project risk, income tax risk, and health crisis risk. These risks are described below.
Financial Instrument Risk
The Company is exposed to financial risks, including credit risk, liquidity risk, price risk, interest rate risk, and currency risk.
1)Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables. The Company maintains policies to limit the concentration of credit risk.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") and the Bank of Nova Scotia (“BNS”) in Canada and BNS in Mexico. Further, credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has recognized nominal amount of credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
2)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We manage liquidity risk through the ongoing monitoring of projected and actual cash flows. Our reporting, planning, and

SILVERCREST METALS INC.	18

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
budgeting procedures play a crucial role in assessing the funds necessary to sustain both our regular operational needs, expansion and exploration initiatives. We consistently scrutinize both capital and operating expenses, actively seeking opportunities to reduce and limit non-essential expenditures. The Company also ensures its cash and cash equivalents are held with high quality financial institutions and available on demand. The Company also has access to its $70 million Revolving Credit Facility which remains undrawn at September 30, 2024.
3)Currency Risk
The functional and reporting currency of the Company including its subsidiaries is the United States dollar ("USD") and the Company reports results using USD; however, the Company operates in jurisdictions that utilize the Canadian dollar ("CAD") and Mexican peso ("MXN"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by changes in local currencies relative to the USD.
In order to mitigate its exposure to currency risk, the Company has entered into option contracts designed to limit the effective exchange rate between the Mexican peso and US dollar. The notional value of open contracts as at September 30, 2024 totaled $74.2 million, with maturities from December 2024 until June 2025 and exchange rates between $17.42 and $18.27. During the three and nine months ended September 30, 2024, the Company recorded total derivative losses of $5.3 million and $9.2 million, respectively.
4)Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates which will impact the yield generated on cash and cash equivalent balances and the interest rates paid on any drawn portion of the Company's Revolving Credit Facility, as noted in the MD&A section "8. Liquidity and Capital Position".
5)Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.
Mineral Project Risk
The Company is exposed to risk factors inherent in operating a precious metals mine. The commercial viability of these operations hinges on various elements, including mining and processing costs, deposit characteristics such as size, grade, and infrastructure accessibility, as well as the cyclical nature of metal prices and governmental regulations. Factors such as flooding, permit issues, infrastructure failures, and community-related concerns also pose threats to our mining operation. While the precise impact of these factors is uncertain, their convergence could render the mine economically unfeasible, potentially leading to closure.
Income Tax and VAT Risk
In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. VAT, income tax provisions and income tax filing positions (together "Tax") require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings and other material transactions. While the Company's management believes that the provision for Taxes is appropriate and in accordance with IFRS Accounting Standards and applicable legislation and regulations, Tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company's financial condition.
The introduction of new Tax laws, Tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing Tax laws, regulations or rules in Canada or México or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an decrease or increase in the

SILVERCREST METALS INC.	19

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Company's Taxes receivables or payables, respectively, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new Tax laws, tax reforms, regulations or rules will not be enacted or that existing Tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.
Health Crises Risk
Global markets, including the mining industry, have faced adverse impacts from emerging infectious diseases, notably the recent COVID-19 pandemic. A significant resurgence or continued outbreaks of COVID-19 or other health pandemics could trigger a widespread crisis, leading to economic downturns affecting many countries. Such volatility in global economic conditions could adversely affect commodity prices, demand for metals, credit availability, investor confidence, and overall financial market liquidity, thereby impacting the Company's business operations and the market value of its securities. Moreover, inadequate responses to infectious diseases or government-imposed restrictions may disrupt mining operations, leading to labor shortages, supply chain disruptions, and regulatory challenges. Given the uncertainties surrounding the geographic spread and duration of outbreaks, the Company cannot accurately predict the extent of the impact on its operations or financial results.
Given that the Company operates internationally, determining how the Company may be impacted or when operations may return to normal is complex. Any new outbreaks or the persistence of existing ones present substantial risks to the Company's business and operational performance. Hence, continuous monitoring of global health situations and implementing responsive measures are crucial for mitigating potential adverse effects.
Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's AIF for other risks affecting or that could potentially affect the Company.
Macroeconomic Risk
Global financial markets have experienced extreme volatility as a result of the recent COVID-19 pandemic and current geopolitical conflicts. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by financial markets. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company. Increased levels of volatility and market turmoil could have an adverse impact on the Company’s operations and planned growth and the trading price of the securities of the Company may be adversely affected.
Bullion Risk
The Company has strategically allocated funds into physical gold and silver bullion, aiming to establish a stable store of value to counteract the effects of inflation on its cash reserves. These bullion holdings are recorded at fair value, with any resulting gains or losses reflected in the Consolidated Statement of Earnings. Due to the inherent volatility in precious metal prices, there is no guarantee that these bullion investments will effectively shield against inflation. In fact, fluctuations in market prices may lead to potential mark-to-market losses.
Transaction Risk
The Company and Coeur announced the Transaction, whereby Coeur will acquire all of the issued and outstanding shares of the Company (Please refer to the "Coeur Mining Inc. Transaction" and "Subsequent Events" sections of the MD&A). If the Transaction is not completed for any reason, there are risks that the announcement of the Transaction and the dedication of SilverCrest’s resources to the completion thereof could have a negative impact on the Company’s relationships with its stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects.
Under the terms of the Transaction, SilverCrest is restricted from taking specified actions until the Transaction is completed without the consent of Coeur. These restrictions may prevent SilverCrest from pursuing attractive business opportunities that may arise prior to the completion of the Transaction.
In addition, the completion of the Transaction is subject to a number of conditions precedent, some of which are outside of SilverCrest’s or Coeur’s control, including receipt of the court approval, approvals by SilverCrest securityholders and Coeur

SILVERCREST METALS INC.	20

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
stockholders, Mexican antitrust approval and certain regulatory and securities exchange approvals. The regulatory approval process may take a lengthy period to complete which could delay completion of the Transaction. There can be no certainty, nor can SilverCrest provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, or as to the timing of the satisfaction and waiver of such conditions precedent and, accordingly, the Transaction may not be completed. If the Transaction is not completed or its completion is materially delayed, and/or the arrangement agreement is terminated, the market price of SilverCrest’s shares may be adversely affected. In such events, SilverCrest’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that SilverCrest would remain liable for costs relating to the Transaction.
Certain costs related to the Transaction, such as legal, accounting and certain financial advisor fees, must be paid by SilverCrest and Coeur even if the Transaction is not completed. SilverCrest and Coeur are each liable for their own costs incurred in connection with the Transaction, subject to an expense reimbursement due from Coeur in select circumstances. If the Transaction is not completed, SilverCrest may be required to pay Coeur a termination payment or an expense reimbursement. The payment of such fee may have an adverse effect on the Company’s financial position. In addition, if the Transaction is terminated, there is no assurance that the Company will be able to find a party willing to pay an equivalent or greater price than the consideration to be paid pursuant to the terms of the Transaction.

13. Material Accounting Policies, Standards and Judgements
During the year ended December 31, 2023, the Company retrospectively applied an accounting policy change. This adjustment involved the inclusion of cash flows from both interest paid and received within operating activities in the consolidated statements of cash flows. This decision was made as the Company views these forms of financing and investment to be for the benefit of operations, in consideration of a full year of production. The following table provides a reconciliation of the impact of the accounting policy change on the amounts presented for the three and nine months ended September 30, 2023:

	Three months	Nine months
Interest paid(1)	(119)	(1,651)
Interest received(2)	700	2,784
(1)Previously presented as loan interest payments included in financing activities.
(2)Previously presented in investing activities.
The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2024, are consistent with those applied and disclosed in the 2023 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period and affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statement. The standard is effective for

SILVERCREST METALS INC.	21

Management Discussion and Analysis
For the three and nine months ended September 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

14. Subsequent Events
On October 4, 2024, the Company and Coeur announced the Transaction, whereby Coeur will acquire all of the issued and outstanding shares of the Company. Please refer to the "Coeur Mining Inc. Transaction" section of the MD&A. Pursuant to the Transaction, SilverCrest shareholders will receive 1.6022 Coeur common shares for each SilverCrest common share which implies consideration of $1.7 billion, or $11.34 per SilverCrest common share, based on the closing price of Coeur common shares on October 3, 2024, the day prior to the announcement of the proposed Transaction.
The Transaction remains subject to approval by the shareholders of both the Company and Coeur, certain regulatory approvals (including Mexican antitrust approval), and court-approval of the plan of arrangement, as well as satisfaction of customary closing conditions. Subject to satisfaction of these conditions, the Transaction is expected to close late in the first quarter of 2025.

15. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2023 annual MD&A.
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three and nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and interim CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

SILVERCREST METALS INC.	22